Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	$	$	$	$	$
Available earnings:
Earnings (loss) before income taxes and equity earnings	236	505	448	490	(570)
Add fixed charges:
Interest expense incurred	75	76	144	115	128
Amortization of debt expense and discount	8	7	11	10	5
Interest portion of rental expense (1)	11	11	11	12	13

Total earnings (loss) as defined	330	599	614	627	(424)

Fixed charges:
Interest expense incurred	75	76	144	115	128
Amortization of debt expense and discount	8	7	11	10	5
Interest portion of rental expense (1)	11	11	11	12	13

Total fixed charges	94	94	166	137	146
Ratio of earnings to fixed charges	3.5	6.4	3.7	4.6
Deficiency in the coverage of earnings to fixed charges					570

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).